UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) of the Securities Exchange Act of 1934

                               Axxexs Capital Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

    New Jersey                                          22-3380447
----------------------------------------    ------------------------------------
    (State or other jurisdiction of         (I.R.S. Employee Identification No.)
    incorporation organization)

150 River Road, Ste. B-3                            Montville, NJ 07045
----------------------------------------    ------------------------------------
(Address of principal executive offices)                (Zip Code)

Issuer's telephone number, (973) 331 - 0344
                           ----------------

Securities to be registered under Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class is to be registered

      Common Stock                          NASDAQ OTC Bulletin Board
----------------------------------------    ------------------------------------

----------------------------------------    ------------------------------------

Securities to be registered under Section 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                                     PART I

Item 1. Description of Business.

The Company was incorporated May 4, 1995. The Company is engaged in a line of business that comprises several classes of service, including securities broker/dealer, consulting for private companies and Internet website development. This business is conducted by the Company through its subsidiaries, First Summit Securities, Inc., Charter Small Business Network, Inc., and Capital Relay Systems, Inc. First Summit Securities, Inc. is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and with the securities agencies of several states. The Company is headquartered in Montville, New Jersey. On June 10, 1995, the Company acquired all of the assets of Charter Financial Network, Inc., a company that had conducted a similar business. Consideration for this asset acquisition was 2,535,987 shares of the Common Stock of the Company and $40,000. Included among the assets acquired was a trademark for SMALL$TOCK, a systematic approach to marketing securities for small companies. under Regulation D, Rule 504. Charter Small Business Network, Inc., the Company's consulting organization provides consulting services to private companies seeking financing. Capital Relay Systems, Inc. is engaged in the development of Internet software to facilitate exempt securities offerings.

First Summit Securities, Inc., ("FSS"), is a New Jersey corporation, incorporated on January 18, 1994. FSS became a registered broker/dealer with the National Association of Securities Dealers, Inc. (NASD), on December 5, 1995. FSS presently acts as a placement agent for Issuers who are offering exempt securities through direct public offerings under Regulation D promulgated under the Securities Act of 1933, as amended. Many of the offerings FSS participates in are those that have been structured through CSBN's SMALL$TOCK(R) program. FSS may also act as the Placement Agent for other offerings introduced by outside professionals.

Charter Small Business Network, Inc., ("CSBN"), is a Delaware corporation incorporated on May 3, 1995. CSBN provides consulting and investment banking services for small businesses seeking to raise investment capital. CSBN has developed and trademarked a financial program called SMALL$TOCK(R) pursuant to which CSBN acts as a consultant for an Issuer, providing financial consulting services in connection with an exempt offering by said Issuer. The SMALL$TOCK(R) program is a financial strategy that takes advantage of changes to Regulation D of the Securities Act of 1933, as amended. governing small business offerings introduced in 1992 and 1998. These changes, called the Small Business Initiatives, make it easier for small businesses to obtain public financing under certain exempt regulations. The Company provides an Issuer with the opportunity to have its business plan reviewed by CSBN to determine whether the Issuer qualifies for funding through Regulation D. CSBN is then retained as the financial consultant to develop financing strategies, offering documentation, marketing materials and provide other consulting services. CSBN uses the services of securities attorneys associated with the SMALL$TOCK(R) program to develop all the disclosure documentation for each client Issuer.

Capital Relay Systems, Inc., ("CRS"), was incorporated in New Jersey on May 4, 1996. CRS is intended to be a computer networking company and website developer. To date CRS has concentrated on the development of SBOnet, a site owned by FSS, an affiliate. The site has not been activated and requires an additional 100 hours of programming. CRS also plans to provide (i) database management to other companies, (ii) World Wide Web site design, (iii) design and programming of website concepts unrelated to the financial industry; and (iv) website programming for e-commerce businesses to sell services or products through the Internet. CRS's present operations have been suspended pending budget consideration.

                                   COMPETITION

First Summit Securities, Inc. - FSS competes directly with larger, more established broker/dealers. FSS presently provides only limited services directed to exempt issuers. This is an area that is not traditionally handled by larger broker/dealers who target larger IPO's.

Charter Small Business Network, Inc. - CSBN competes directly with traditional investment bankers, financial consultants, attorneys, broker/dealers and venture capital firms for the business of developing capital structures, business plans, marketing strategies and disclosure documents.

Capital Relay Systems - The Company competes directly with other services disseminating information on investments, particularly private placements. In addition, Internet competition for programming web design is intense and CRS will face significant competition from other companies in this area.

Item 2. Management's Discussion and Analysis or Plan of Operation.

In the fiscal year ending June 30, 2000, the Company reported lower revenues and assets for the period. Revenues declined to $352,276, a 44% decline over 1999's record levels as a result of (i) downsizing at First Summit and (ii) a five (5) month examination by the NASD. In addition to our lower revenues, our Company reported a decline in our assets. This was due mainly to the market pricing of our stock position in AirTrax Corporation, from $4.125 per share to $2.125 per share. The Company also amortized $57,008 of the start-up cost of SBOnet which had previously been capitalized on the Company's balance sheet. Finally, equipment depreciation of $17,769 also added to our lower assets.

Item 3. Description of Property.

The Company currently leases office space at 150 River Road, Ste. B-3, Montville, NJ 07045 and at 501 Sarah Street, Stroudsburg, PA, 18360. The rental of each office is currently $1,000 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information as of June 30, 2000, regarding the voting control ownership of the Common Stock and Voting Preferred Stock by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common or Voting Preferred Stock; (ii) each of the Company officers and directors; and (iii) all of the Company's executive officers and directors as a group.

                                   Common Stock                        % of Common
                                   Beneficially   Preferred Voting     Stock Benef.    % of Preferred Stock
       Name(1)                       Owned(2)      Stock Rights(3)    Owned Total(2)   Beneficially Owned(3)
------------------------------     ------------   ----------------    --------------   ---------------------
Pennsylvania Capital                  648,071         1,500,000            18.2%               100%
Robert Weeks                          403,000                              11.4%
Louis Anthony Perosi                  296,534                               8.4%
Louis Perosi, Jr.                     124,202                               3.5%
Joseph P. Przyhocki                    25,000                               0.7%
Louis Elwell                           11,000                               0.3%
Jeffrey Augen                           5,000                               0.1%
Maurice Leonardo                       77,742                               2.2%
Albert Walla                          326,352                               9.2%
All Officers, Directors and
10% holders as a group.             1,916,901         1,500,000            54.0%                100%

(1)   The address of each beneficial owner is the address of the Company.
(2)   Based on 3,544,565 shares of Common Stock outstanding as of June 30, 2000.
(3) Based upon 150,000 shares outstanding of Preferred stock after giving effect to the 10 for 1 voting rights.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company, their ages, and the positions they hold are set forth below. All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and, subject to existing employment and consulting agreements, serve at the discretion of the Board.

                             Officers and Directors

         Name                      Age                   Position
         ----                      ---                   --------

Mr. Louis Perosi, Jr.               53             President/CEO/Chairman
Mr. Joseph Przyhocki, III           26             Treasurer
Mr. Louis Anthony Perosi            30             Secretary/Director
Mr. Louis Elwell                    38             Director
Mr. Maurice Leonardo                46             Director
Mr. Jeffrey Augen                   55             Director

Mr. Louis Perosi, Jr., President/CEO/Chairman - Mr. Perosi has been the CEO and President of the Company since 1993. He developed the firm's SMALL$TOCK(R) program. He has an extensive background in securities and corporate finance. From 1988 to 1993, Mr. Perosi was President and CEO of a public company called Imagine America, Inc. Concurrent to this, Mr. Perosi was also employed as Corporate Finance Officer for First Monmouth Securities, an NASD registered broker/dealer specializing in corporate and municipal bonds. Prior to that he was Executive Vice President, director and partner in the OTC firm of Friedman Manger & Company, Inc., from 1979 to 1986. From 1971 to 1979, Mr. Perosi worked as a retail stockbroker at various

NASD firm's such as Morton Kominsky & Co., Inc., Investors Associates, Inc. and Christian Paine & Co., Inc. Mr. Perosi attended William Paterson College, majoring in Business Administration and Economics. He is listed in Paragon's Who's Who in America, 1996. He holds a General Securities Principals License (Series 24), a Registered Representation License (Series 7) and a State Securities License, (Blue Sky) (Series 63).

Mr. Joseph P. Przyhocki III, Treasurer - Mr. Przyhocki has been the Corporate Accountant for the Company since July 1995. Prior to being employed by the Company, Mr. Przyhocki was employed by M. Epstein's, Morristown, New Jersey from September 1989 to June, 1994. Mr. Przyhocki holds a BS in accounting from Fairfield University. In August 1996 he was appointed Treasurer for AXXEXS Capital. He completed the Uniform Certified Public Accountants exam in May 1997.

Mr. Louis Anthony Perosi, Director/Corporate Secretary - Mr. L. A. Perosi has developed an extensive computer department for the Company which includes network, server and database operations. His expertise allows AXXEXS and its subsidiaries to operate in-house imaging, document development and marketing departments. His experience includes computer consulting work for small businesses where he served as a Program Analysis Engineer on specific projects. He has also worked independently as a Wide Area Network Designer. Mr. L. A. Perosi is the President of an independent computer company called PSI Prime, Inc. He also is licensed as a registered representative (Series 62 and 63) with the NASD. Mr. L. A. Perosi received a BS in Computer Engineering from New Jersey Institute of Technology. Mr. L. A. Perosi is the son of Louis Perosi, Jr.

Mr. Louis Elwell, Director - Mr. Elwell is presently an independent and managerial consultant. Prior to that he was the Executive Vice President of Prism Marketing Group, Inc., a telecommunication services company. From 1986 through 1991 he was President and co-founder of a public company called Powerex Corporation involved in the financing of energy management systems. Mr. Elwell received a B.S. in Economics, Finance and Entrepreneurial Management, the Wharton School, University of Pennsylvania.

Mr. Maurice Leonardo, Director-elect - Mr. Leonardo was employed by Multi-State Advisory Services, Inc. from 1972 to 1980 as a sales manager and commodities trading advisor. From 1980 to 1982, he was employed by Liggett, Fairchild & Co., Inc., an NASD broker/dealer, as Vice President and Chief Trader. From 1982 to present, he was self-employed as a financial consultant with the firm P & L Financial Resources , Inc. Concurrent to his position at P & L Financial Resources, Mr. Leonardo was employed by Prudential Insurance as a Sales Manager from 1989 to 1985. He graduated from Bloomfield College with a BA in History and has been a shareholder in Axxexs since its inception.

Mr. Jeffrey Augen, Director - Mr. Augen has served in various capacities as an officer or administrator for privately held companies during the past seven years. His basic expertise is in legal, regulatory and financial matters and coordination of a company's activities with its professional representatives. Mr. Augen holds a law degree from St. John's University School of Law and a Masters of Law Degree in Taxation from the University of Miami Graduate School of Law.

Item 6. Executive Compensation.

                               Annual Compensation                Long Term
                               -------------------                Compensation
                                                                  ------------

Name and Principal Position    Year    Salary    Bonus   Other    Stock Options

Louis Perosi, Jr.
Chairman and President         1999    $32,840           $1,788   None

Item 7. Certain Relationships and Related Transactions.

Shareholders owning a substantial portion of the outstanding stock of the Company received finder fees and commissions in connection with private placements made by the Company and the sale of Company Common Stock. These totaled $1,788.

Item 8. Description of Securities.

There are three (3) separate issues of Preferred Stock, each with its own rights and entitlements, as detailed below.

                                           Number of Shares
                                           ----------------

                                                      Issued &
                                     Authorized       Outstanding
                                     ----------       -----------

           Preferred Class A         150,000          150,000
           Preferred Class B         100,000           26,850
           Preferred                 250,000

                                     -------          -------
                                     500,000          176,850
                                     =======          =======

The Preferred Class A has no par value and is non-convertible. It is entitled to a ten (10) to one (1) vote in all matters coming before the shareholders and is entitled to a 5% cumulative dividend based on a $10 per share stated value. Dividends totaling $100,000 accrued through June 30, 2000 on this issue of Preferred Stock. Of this amount, $100,000 was paid April 30, 1998 by the issuance of 100,000 shares of Common Stock.

The Preferred Class B has no par value; it is non-voting and non-convertible, but is entitled to participate along with common shareholders in any dividends and is redeemable on June 1, 20002 at a stated value of $10 per share.

The Preferred class has not yet been characterized. The Board of Directors has reserved authority to assign characteristics to this class of Preferred Stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

The Company's Common Stock has traded on the National Quotation Bureau's pink sheets since September 1999. Prior to this, the Company's Common Stock traded on the NASDAQ, Bulletin Board under the symbol "AXXE". The table below sets forth the high and low bid prices of the Common Stock of the Company. The quotations reflected inter-dealer prices without retail markup, markdown, or commissions and may not necessarily represent actual transactions. There is an absence of an established trading market for the Company's Common Stock, as the market is limited, sporadic and highly volatile. The absence of an active market may have an effect upon the high and low price as reported.

         2000                Low Bid                High Bid
         ----                -------                --------

      1st quarter              .01                    .25
      2nd quarter              .01                    .25

As of June 30, 2000, there are 519 shareholders of record of the Company's Common Stock. Although there are no restrictions on the Company's ability to declare or pay dividends, the Company has not declared or paid any dividends on its Common Stock since its inception and does not anticipate paying dividends in the future.

Item 2. Legal Proceedings.

The National Association of Securities Dealers Regulations, Inc., ("NASD"), in connection with its periodic examination of First Summit Securities, Inc., ("FSS") initiated an inquiry in 1999 into some of the business practices of FSS and Charter Small Business Network, Inc. This matter is in a preliminary stage, and the NASD has not indicated any intention to assess penalties or initiate litigation. Management does not feel it has violated any rules. In the event penalties are assessed or charges made, the Company and its attorneys are prepared to provide a vigorous defense.

Item 3. Changes in and Disagreements with Accountants.

There were no changes in or disagreements with the accountants since inception.

Item 4. Recent Sales of Unregistered Securities.

During the fiscal year 1999, 32,500 shares of Participating Redeemable Preferred were sold. Total money received, after deduction of commissions, was $29,500. During the fiscal year 1998, 51,834 shares of Common Stock were sold. A total amount of $69,975 was received by the Company after deducting commissions. During the same fiscal year, 11,100 shares of Participating Redeemable Preferred Stock were sold for $63,900 after deducting commissions. During the fiscal year 1997, 6,500 shares of Participating Redeemable Preferred Stock were issued for $58,500 after deducting commissions.

Item 5. Indemnification of Directors and Officers.

The Company's Certificate of Incorporation and By-Laws provide that a director's liability to the Company for monetary damages will be limited. In addition, the Company is obligated under the Certificate of Incorporation and By-Laws to indemnify its directors and officers against certain liabilities incurred with respect to their service in such capacities. The Company will execute indemnification agreements that will indemnify each director and officer against certain liabilities that may incur. Each of these measures could reduce the legal remedies available to the Company and the shareholders against such individuals.

                                    PART F/S

                             AXXEXS.COM INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                              Financial Statements

                                  June 30, 2000

                                    CONTENTS

                                                                            Page
                                                                            ----

Accountant's Audit Report                                                    9

Balance Sheet                                                                10

Statements of Income and Comprehensive Income                                11

Statements of Changes In Stockholders' Equity                                12

Statements of Cash Flows                                                     13

Notes to Financial Statements                                                14

                                ROBERT G. JEFFREY

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Axxexs.com Incorporated

I have audited the accompanying balance sheet of Axxexs.com Incorporated and consolidated subsidiaries as of June 30, 2000 and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the two year period ended June 30, 2000. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axxexs.com Incorporated and consolidated subsidiaries as of June 30, 2000, and the results of its operations and its cash flows for the years ended June 30, 2000 and 1999 in conformity with generally accepted accounting principles.


Wayne, New Jersey
October 25, 2000

                             AXXEXS.COM INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES
                                  Balance Sheet
                                  June 30, 2000

                  ASSETS

Current Asset:
    Cash and cash equivalents                                         $  42,023
    Officer loans                                                         7,931
    Prepaid expenses                                                      2,482
                                                                      ---------
                      Total current assets                               52,436

Fixed Assets:
    Office furniture and equipment                                       82,951
    Automobile                                                           24,586
    Software development cost                                           171,023
                                                                      ---------
                      Total fixed assets                                278,560
    Less, accumulated depreciation                                      141,222
                                                                      ---------
                      Net fixed assets                                  137,338

Other Assets:
    Investments                                                         191,076
    Cost of NASD membership                                               6,500

                                                                      ---------
                      Total other assets                                197,576

                                                                      ---------
             Total Assets                                             $ 387,350
                                                                      =========

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Note payable                                                      $  51,739
    Accounts payable and accrued liabilities                             59,790
    Payroll tax withholdings and accruals                                 7,457

                                                                      ---------
                      Total current liabilities                         118,986

Note Payable                                                             50,000

                                                                      ---------
                      Total Liabilities                                 168,986

Stockholders' Equity:
    Common stock - authorized 7,000,000 shares without par value;
             3,554,565 shares issued and  outstanding                   733,870
    Preferred stock - authorized 500,000 shares without par value;
             176,850 shares issued and outstanding                      152,650
    Retained deficit                                                   (835,850)
    Accumulated other comprehensive income                              167,694
                                                                      ---------
                      Total stockholders' equity                        218,364

                                                                      ---------
             Total Liabilities and Stockholders' Equity               $ 387,350
                                                                      =========

   The accompanying notes are an integral part of these financial statements.

              AXXEXS.COM INCORPORATED AND CONSOLIDATED SUBSIDIARIES
                  Statements of Income and Comprehensive Income
                   For the Years Ended June 30, 2000 and 1999

                                                          2000          1999
                                                        ---------     ---------
Revenue:
         Fee income                                     $ 133,040     $ 443,020
         Investment income                                218,074       191,262
         Interest and other income                          1,162         2,993

                                                        ---------     ---------
                    Total Revenue                         352,276       637,275

Expenses:
         Salaries and wages                               180,961       380,626
         Payroll taxes and benefits                        37,699        44,178
         Printing and postage                              31,894        47,378
         Office supplies and expenses                      59,646        63,509
         Legal and accounting                              79,547        18,890
         Telephone                                         16,635        21,643
         Internet service                                   1,136         2,077
         Rent                                              27,100        20,266
         Bad debts                                          1,558        39,287
         Depreciation and amortization                     74,777        16,393
         Travel and entertainment                           1,115         7,957
         NASD and other regulatory fees                    16,722        24,887
         Advertising                                        1,324        13,084
         Insurance                                          5,864         4,816
         Interest                                           4,688         7,813
                                                        ---------     ---------
                Total expenses                            540,666       712,804

                                                        ---------     ---------
Net Loss                                                 (188,390)      (75,529)

Other Comprehensive Income, (net of tax):
    Unrealized losses on securities:                           --       596,300
         Reclassification adjustment for gains
           included in net loss                          (218,074)           --
         Unrealized holding losses arising
           during period                                 (210,532)           --

Comprehensive Income (Loss)                             $(616,996)    $ 520,771
                                                        =========     =========

Net Loss Per Common Share                               $    (.07)    $    (.04)
                                                        =========     =========

   The accompanying notes are an integral part of these financial statements.

                             AXXEXS.COM INCORPORATED
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   For the Years Ended June 30, 2000 and 1999

                                             COMMON                    PREFERRED          ACCUMULATED
                                             STOCK                       STOCK               OTHER
                                    -----------------------       --------------------   COMPREHENSIVE   RETAINED
                                     Shares        Amount         Shares      Amount        INCOME        DEFICIT        TOTAL
                                    ---------    ----------       -------   ----------   -------------  ----------    ----------
Balance, June 30, 1998              3,469,565    $  733,870       173,600   $  123,400   $       --     $ (571,931)   $  285,339

Shares issued for services             75,000                                                                                 --

Net loss for the year                                                                                      (75,529)      (75,529)

Unrealized holding gains arising
  during the period (net of
  income tax)                                                                               596,300                      596,300

                                    ---------    ----------       -------   ----------   ----------     ----------    ----------
Balance, June 30, 1999              3,544,565    $  733,870       173,600   $  123,400   $  596,300     $ (647,460)   $  806,110

Shares issued for services             10,000                                                                                 --

Sales of stock under Rule 504,
  Regulation D, offerings                                           3,250       29,250                                    29,250

Net loss for the year                                                                                     (188,390)     (188,390)

Changes in unrealized holding
  gains                                                                                    (428,606)                    (428,606)

                                    ---------    ----------       -------   ----------   ----------     ----------    ----------
Balance, June 30, 2000              3,554,565    $  733,870       176,850   $  152,650   $  167,694     $ (835,850)   $  218,364
                                    =========    ==========       =======   ==========   ==========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

             AXXEXS.COM INCORPORATED AND CONSOLIDATED SUBSIDIARIES
                            Statements of Cash Flows
                   For the Years Ended June 30, 2000 and 1999

                                                                       2000         1999
                                                                    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                       $(188,390)   $ (75,529)
     Adjustments to reconcile net loss to net cash
          consumed by operating activities:
              Depreciation and amortization                            74,777       16,393
              Changes in assets and liabilities:
                   Decrease in accounts receivable                      7,876       21,520
                   Decrease in employee loans                              --       21,030
                   Decrease in NASD deposit                                --        1,692
                   Decrease (increase) in accounts payable
                       and accrued liabilities                         37,324      (19,992)
                   Decrease in unearned income                             --      (12,000)
                   Increase (decrease) in payroll tax liabilities       2,873       (7,945)
                   Decrease (increase) in prepaid expenses              2,445         (846)

                                                                    ---------    ---------
              Net cash consumed by operating activities               (63,095)     (55,677)
                                                                    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Increase in investments                                          (17,259)          --
     Acquisition of fixed assets                                           --      (45,162)
     Reduction of other assets                                             --       (1,562)

                                                                    ---------    ---------
              Net cash consumed by investing activities               (17,259)     (46,724)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings under notes payable                                     5,000       46,739
     Proceeds of issuances of preferred stock                          29,250           --

                                                                    ---------    ---------
              Net cash provided by financing activities                34,250       46,739

                                                                    ---------    ---------
          Net Decrease In Cash and Cash Equivalents                   (46,104)     (55,662)

Cash and Cash Equivalents, beginning of period                         88,127      143,789
                                                                    ---------    ---------

Cash and Cash Equivalents, end of period                            $  42,023    $  88,127
                                                                    =========    =========

   The accompanying notes are an integral part of these financial statements.

              AXXEXS.COM INCORPORATED AND CONSOLIDATED SUBSIDIARIES
                          Notes To Financial Statements
                                  June 30, 2000

I. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature Of Operations

The Company was incorporated May 4, 1995 for the purpose of managing private security placements and exempt security offerings for small businesses. This business is conducted by the Company and through its subsidiaries, First Summit Securities, Inc., Charter Small Business Network, Inc., and Capital Relay Systems, Inc. Capital Relay Systems, Inc. is engaged in the development of Internet software to facilitate exempt securities offerings.

On June 10, 1995, the Company acquired all of the assets of Charter Financial Network, Inc., a publicly owned company which had conducted a similar business. Consideration for this asset acquisition was 2,535,987 shares of the common stock of the Company and $40,000. Included among the assets acquired was a trademark for $MALLSTOCK, a systematic approach to marketing securities for small companies.

The Company is engaged in a single line of business which comprises several classes of service, including securities broker/dealer, consulting for private security placements, and principal transactions.

First Summit Securities, Inc. is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and with the securities agencies of several states.

The Company is headquartered in Montville, New Jersey, but conducts its business throughout the United States.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued liabilities and notes payable approximate their fair values at June 30, 2000.

The company classifies its investments in equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value if they are publicly traded. Non-publicly traded securities are carried at cost as it is not practicable to estimate their value. Realized gains and losses, determined using the first-in, first-out method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Property And Equipment

Property and equipment is carried at cost. Depreciation is provided under the Modified Accelerated Cost Recovery System, as permitted by Internal Revenue Service Regulations, using lives of five years for automotive equipment and computers and seven years for furniture and equipment. This method has produced results which do not vary significantly from those that would result from use of a method which comports with generally accepted accounting principles.

Advertising Costs

The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $1,324 and $13,084 for the years ended June 30, 2000 and 1999, respectively.

Software Development

Software development is carried at cost and is being amortized by the straight line method beginning with the date the software was placed in service. A life of three years is being used.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting Income Taxes. Thus, income taxes are provided for the tax effects of transactions reported in the financial statements. Deferred income tax assets and liabilities, if appropriate, would be measured using statutory rates expected to apply when temporary differences are expected to be recovered or settled. The benefits of net operating losses will be recognized when there is clear evidence that the benefits will be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Stock For Services

The Company accounts for capital stock issued for services in accordance with Statement of Financial Accounting Standards No. 123, accruing cost measured by the fair value method. During the year ended June 30, 1999, shares of common stock were issued to employees and non-employees for services. These amounted to 75,000 shares. No cost was recorded for these shares as their value was not considered material.

Segment Reporting

Management treats the operations of the Company and its subsidiaries to be one segment.

Comprehensive Income

The Company employs procedures for the reporting of Comprehensive Income. Comprehensive Income includes all changes in equity of a business enterprise during a period except those resulting from investments by and distributions to owners.

Earnings Per Share

Basic and diluted net loss per common share is computed by dividing the net income available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. The number of weighted average shares outstanding as well as the amount of net loss per share are the same for basic and diluted per share calculations for all periods reflected in the accompanying financial statements.

II. INVESTMENTS

As part of its compensation for managing security placements and offerings, the Company receives options to acquire at discounted prices shares of the stock of its client companies. At June 30, 2000 the Company owned shares in seven such client companies, as detailed below. AirTrax, Inc. was publicly traded at June 30, 2000 and its shares are carried at fair market value. Since the other securities are not publicly traded, it is not practicable to establish fair market values for them.

                                                                Private Placements (A)
                            Number       Cost                   ----------------------
                             Of           Per         Total     Shares
                            Shares       Share         Cost     Price           Issued
                            ------       -----         ----     -----           ------
ADA
Enterprises, Inc.           103,227      $  .01      $  1,107   $ 1.00         150,000

Netweave Corp.               56,371         .01           604     5.00         150,000

S.T. Monforte
  Technologies, Inc.        116,609(C)      .01         1,350     2.50         138,000

Golden Pear Cafe, Inc.       64,148(C)      .01           788     2.50         311,353

U.S. Myriad
  Technologies, Inc.         49,809(C)      .01           634     1.00         277,467

TvPath.com, Inc.             46,644(C)      .01           600     1.00         650,000

AirTrax, Inc.                71,071        2.375(B)   168,794

                                                     --------
     Total Investments                               $173,877
                                                     ========

(A) Sold in private placements managed by the Company.
(B) Fair market value at June 30, 2000.
(C) A major shareholder has the right to acquire from the Company 50% of the shares the Company is entitled to acquire in any twelve transactions of this type engaged in after July 19,1995. To date, one such acquisition right has been exercised. Of the investments now owned by the Company, four are subject to this right.

For a five year period which will end June 30, 2002, the Company is obligated to transfer 6.7% of all stock acquired as compensation for managing security placements and offerings to a fund established for the benefit of its Class B preferred shareholders. Each of the security holdings noted above has been reduced by such a transfer.

III. LONG-TERM DEBT

Long-Term debt consists of a promissory note due June 17, 2003, which bears interest as 12.5%.

IV. PREFERRED STOCK

There are three separate issues of preferred stock, each with its own rights and entitlements, as detailed below.

                                           Number of Shares
                                     --------------------------

                                                    Issued and
                                     Authorized     Outstanding
                                     ----------     -----------

            Preferred Class A         150,000        150,000
            Preferred Class B         100,000         26,850
            Preferred                 250,000             --

                                      -------        -------
                                      500,000        176,850
                                      =======        =======

The Preferred Class A has no par value and is non convertible. It is entitled to a ten to one vote in all matters coming before the shareholders and is entitled to a 5% cumulative dividend based on a $10 per share stated value. Dividends totaling $262,500 accrued through June 30, 2000 on this issue of preferred stock. Of this amount, $100,000 was paid April 30, 1998 by the issuance of 100,000 shares of common stock.

The Preferred Class B has no par value; it is non-voting and non-convertible but is entitled to participate along with common shareholders in any dividends and is redeemable on June 1, 2002 at a stated value of $10 per share. See also Note II for a description of a fund of investments which has been set aside for this class of preferred stockholders.

The Preferred Class has not yet been characterized. The Board of Directors has reserved authority to assign characteristics to this class of preferred stock.

V. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2000 10,000 shares of common stock of the Company were issued as compensation to a shareholder for extending the due date of a $50,000 note obligation.

Shareholders owning a substantial portion of the outstanding stock of the Company received finder fees and commissions during the year ended June 30, 2000 in connection with private placements made by the Company and the sale of Company preferred stock. These totaled $1,788.
VI.

OPERATING LEASES

Office equipment is leased under operating leases that expire during the year 2000 and 2002. The Company rents its office premises on a month to month basis, paying $1,600 per month. The following is a schedule of future minimum rental payments required under the operating leases.

               Year Ending
                 June 30,              Amount
               -----------             ------
                   2001               $ 9,099
                   2002                 8,660
                   2003                 2,165

Rent expense in the years ended June 30, 2000 and 1999 amounted to $40,352 and $32,692, respectively.

VII. INCOME TAXES

The Company has experienced losses each year since its inception. As a result, it has incurred no Federal income tax. The Internal Revenue Code allows net operating losses (NOL'S) to be carried forward and applied against future profits for a period of twenty years. A New Jersey corporation business tax liability of $200 accrued during each of the years ended June 30, 2000 and 1999, that being the minimum annual tax imposed on all New Jersey Corporations. New Jersey tax law allows the carry forward of NOL'S for seven years. The Company had NOL carry forwards of $830,000 as of June 30, 2000. The potential tax benefit of these NOL's has not been recorded on the books of the Company.
VIII.

LOSS PER SHARE

                                    YEAR 2000

                                         Income       Average Shares   Per Share
                                         (Loss)         Outstanding      Amount
                                        --------      --------------   ---------

Net loss                              $(188,390)
Adjustment for preferred stock
  dividends                             (75,000)

                                      ---------

    Income (loss) attributable to
    common shareholders               $(263,390)         3,544,982      $(.07)
                                      =========          =========      =====

                                    YEAR 1999

                                         Income       Average Shares   Per Share
                                         (Loss)         Outstanding      Amount
                                        --------      --------------   ---------

Net loss                              $ (75,529)
Adjustment for preferred stock
  dividends                             (75,000)

                                      ---------
Income (loss) attributable to
    common shareholders               $(150,529)         3,547,123      $(.04)
                                      =========          =========      =====

Of the outstanding preferred stock, 26,850 shares are entitled to participate with common shareholders in dividends. These shares were not included in the computation of earnings per share because such inclusion would have an antidilutive effect.

IX. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid for interest and income taxes during the years ended June 30, 2000 and 1999, is presented below:

                                                  2000            1999
                                                  ----            ----

                      Interest                   $ 3,125          9,375
                      Income taxes                   200            200

There were no noncash investing activities during either of the years ended June 30, 2000 or 1999. The following noncash financing activities occurred:

      Shares of common stock were issued for services during 2000 and 1999, totaling 10,000 and 75,000, respectively.

X. NET CAPITAL REQUIREMENTS

First Summit Securities, Inc. is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2000, First Summit Securities, Inc. had net capital which was adequate to satisfy both requirements.

XI. CONTINGENCIES

The National Association of Securities Dealers Regulations, Inc. ("NASD") in connection with its periodic examination of First Summit Securities, Inc. ("First Summit") initiated an inquiry in 1999 into some of the business practices of First Summit and Charter Small Business Network, Inc. This matter is in a preliminary stage, and the NASD has not indicated any intention to assess penalties or initiate litigation. Management does not feel it has violated any rules. In the event penalties are assessed or charges made, the Company and its attorneys are prepared to provide a vigorous defense.

                                    PART III

Item 1.  Index to Exhibits.
3 (i) a. Certificate of Incorporation of Princeton Capital, Inc. dated May 4,
         1995.
3 (i) b. Amended and Restated Certificate of Incorporation dated January 6,
         1999.
3 (i) c. Business Entity Amendment Filing dated October 29, 1999.
3 (i) d. Business Entity Amendment Filing dated August 9, 2000.
3 (ii)   By-Laws of the Company.
10 (i)   Employment Agreement dated April 18, 2000 with Mr. Louis Perosi, Jr.
21 (i)   Subsidiaries of the Registrant
99 (i) Stock and Cash Exchange Agreement by and between Imagine America, Inc. and Princeton Capital, Inc. dated June 10, 1995.

Item 2.  Description of Exhibits.
3 (i) a. Certificate of Incorporation of Princeton Capital, Inc. dated May 4,
         1995.
3 (i) b. Amended and Restated Certificate of Incorporation dated January 6,
         1999.
3 (i) c. Business Entity Amendment Filing dated October 29, 1999.
3 (i) d. Business Entity Amendment Filing dated August 9, 2000.
3 (ii)   By-Laws of the Company.
10 (i)   Employment Agreement dated April 18, 2000 with Mr. Louis Perosi, Jr.
21 (i)   Subsidiaries of the Registrant
99 (i) Stock and Cash Exchange Agreement by and between Imagine America, Inc. and Princeton Capital, Inc. dated June 10, 1995.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Axxexs Capital, Inc.
                                                  (Registrant)


Date November 14, 2000                 By /s/ Louis Perosi, Jr.
                                          Louis Perosi, Jr.
                                          President

*Print the name and title of each signing officer under his or her signature